Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill: Interview with Nine Radio, Brooke Corte

Tuesday, 23 November 2021

Brooke Corte:

It is all systems go for the biggest oil and gas development to be built in Australia in a decade. Woodside’s given the final big tick to the $16 billion Scarborough development off the coast of WA and the upgrade of its Pluto LNG processing facility in Karratha. Now this is a fascinating development, just two weeks after the net zero commitments at the global climate summit in Glasgow. Talking about the biggest oil and gas development in a decade might almost sound jarring to you in the wake of the declaration from the IEA that new fossil fuel projects are incompatible with aim of limiting global warming to one and a half degree. It also comes as Woodside and BHP set a $40 billion mega deal to merge their petroleum assets, will happen. It’s been a huge and momentous day for Meg O’Neill the Woodside CEO. I’m thrilled to say Meg O’Neill is with us on the line tonight Meg, welcome to the show.

Meg O’Neill:

Thank you, Brooke.

Brooke Corte:

The green light means this Scarborough Pluto project becomes the biggest LNG project approved in Australia in over 10 years. Why do we need it?

Meg O’Neill:

Let me start by saying that the Scarborough opportunity is really a fantastic opportunity for Australia. The project will deliver significant long-term benefits both locally and nationally. And the construction phase will have 1000s of jobs, hundreds of jobs in the operations phase, it’ll generate tax revenue, and we’ll be supplying gas which is a very important energy source for customers both domestically and internationally.

Brooke Corte:

The gas that you do pull out of Scarborough, where is it going? Will it all go offshore or will Australians get access to cheaper gas?

Meg O’Neill:

Great question. So earlier today, I witnessed our premier Mark McGowan sign a domestic gas commitment agreement where Scarborough Joint Venture commits to selling 15% of the gas produced to the domestic market. And Woodside is very pleased to have partnered with Perdaman who plans to build a urea plant very close to the Pluto site to produce urea. So a good portion of the gas will be sold domestically. The rest will be exported and largely that will go to customers in North Asia. So think Japan, Korea, China, probably customers in Southeast Asia as well.

Brooke Corte:

Two weeks ago, we had the Glasgow Climate Summit and the world was committing to reducing greenhouse gas emissions, lowering our reliance on fossil fuels. This project doesn’t it fly in the face of Australia’s net zero commitments?

Meg O’Neill:

So this project actually is very consistent with the goals of Paris and when we look at Australia’s commitments and the commitments of the nations where this gas is likely to be sold, all of those nations have net zero commitments. And when you look at what drives those nations’ emissions today, much of it actually comes from using coal to fire their power systems. So one of the easiest ways to drive the decarbonisation agenda actually is to displace coal with gas, which for equivalent energy content has less than half the emissions.

Brooke Corte:

The IEA said new fossil fuel projects are incompatible with limiting global warming to one and a half degrees.

Meg O’Neill:

So I think that IEA report actually has been misquoted fairly substantially. So that IEA Net Zero 2050 report, actually highlighted that $350 billion a year of ongoing investment in fossil fuel projects is required. I think most people don’t have a good understanding of just how big the global energy system is, and how much investment is required even to continue in a decarbonising world. So the Scarborough gas actually when we compare it to other opportunities or other LNG projects, the emissions intensity is very low. It’s going to be the lowest emissions intensity of any LNG coming out of Australia and very competitive on the global scale.

Brooke Corte:

You’ve got protestors gathered around outside your office I mean, it’s kind of white hot in terms of the mood around climate change, in fact I thought I saw someone called your project a crime against the planet today. So obviously, environmentalists particularly will have their views although I think the broader public is definitely on board a greener future. I just wonder when you have these environmentalists saying stuff like that, do you think when they’re promising things like coordinated campaigns against your project, your investors, your shareholders? Is it some kind of credible threat to the project and its timeline?

Meg O’Neill:

So we have a very high level of confidence in the project itself. So the work that we’ve done to progress the design and develop the execution plans is very well matured. Our contracts are with top tier contractors. We have our primary environmental approvals. So look, we recognise that there are some people in the community who have concerns around climate change. We have concerns around climate change. And as a responsible investor in the energy space. You know, we recognise we absolutely have a role to play. Woodside has a net zero 2050 aspiration. We’ve committed to reducing our net emissions by 15% by 2025. And by 30% by 2030. And we’ve built up a carbon team to enable us to do that successfully. So we recognise we need to take steps in that journey and we need to be decarbonising our business, but we still also firmly believe that our product is absolutely part of the solution on a global stage.

Brooke Corte:

I know Twiggy Forrest doesn’t agree, says the project is a mistake. He calls Woodside a fossil for backing fossil fuels. Is there a risk LNG could actually be replaced by green hydrogen before the end of the Scarborough project’s 30 year life – or is this Twiggy the green hydrogen evangelist talking up his own work?

Meg O’Neill:

We are well aligned with the belief that green hydrogen will be a very important part of the world’s energy needs in decades to come. I think the challenge that we’re all faced with today is there’s not a green hydrogen market as it stands. And so the journey to develop that technology to build it out to scale is going to take a bit of time and so we are working on our own green hydrogen opportunities. We do expect that in the years to come, we will be investing in that space, but in the very near term in gas is absolutely going to be part of the solution.

Brooke Corte:

This is just part of the, what was also I think the discussion and announcement from Woodside today, so you’ve had two major announcements. The second one is a finalisation of the merger with BHP petroleum assets. And this is the part that you described as the most significant day in the 67 year corporate history for Woodside. So tell us what is the combined company look like?

Meg O’Neill:

The combined company will be a top 10 independent exploration and production company, will also be a top 10 global LNG producer. And one of the fantastic things about the BHP portfolio is, it’s very complementary with the Woodside portfolio. So we do have some areas of overlap North West Shelf and Scarborough for example, but the BHP asset base includes some top tier assets in the Gulf of Mexico and Trinidad and Tobago in Mexico. So, the combined portfolio gives us geographic reach, it gives us product mix, diversifies our customer base, and it gives us tremendous optionality for growth in the future. So we’re just really excited about the opportunity to bring these two great companies together.

Brooke Corte:

What will you be able to do that you couldn’t do before?

Meg O’Neill:

Well, one of the things that the merger unlocks for us is additional financial capability. So the BHP Petroleum business is coming across with no debt. It’ll reduce our gearing to about 12%. And with the combined portfolio, we’ll have the cash flow, the balance sheet strength to be able to progress a number of developments, and that’ll be in both traditional hydrocarbon projects, in new energy projects. And of course, we’ll need to continue to be able to return value to our shareholders through the cycle.

Brooke Corte:

I guess reflecting on our previous discussion because Scarborough was such a hard project to finance, a lot of the analysis I’ve read from the analysts say there was quite a few things that were quite unorthodox, the way this deal was put together, probably reflecting the challenges that you’ve had, so with this deal with BHP did it actually solve some of those problems?

Meg O’Neill:

So probably worth noting that until the merger concludes ourselves and BHP are making independent business decisions. So the Scarborough FID decision was made by ourselves and BHP independently. Obviously, we’re working towards completing the merger and we expect that to happen in the second quarter. But we do, we do think that we actually have great support from a number of players and you know, one of the things that we’ve been able to do very recently is sell down 49% equity position in Pluto train two. So that’s the facility that will make LNG, if I kind of speak in lay speak, and we sold that to a group called Global Infrastructure Partners who is a top tier international player and they’ve been very successful in securing all the financing required. So our ability to finance this project is, is very clear and we’re very confident in it.

Brooke Corte:

Meg O’Neill there is so much to digest with you from all of that today. Thank you very much for your time, Woodside CEO Meg O’Neill. Have a great evening.

Meg O’Neill:

Alright. Thank you Brooke. You too.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.